SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON NOVEMBER 21st, 2014

DATE, TIME AND PLACE: November 21st 2014, at 03:00pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Rodrigo Modesto de Abreu, either in person or by means of video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Mr. Piergiorgio Peluso. Mr. Jaques Horn also attended this meeting as Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: To resolve upon the Company’s subsidiaries’ assets (towers) alienation.

RESOLUTIONS: Mr. Rodrigo Modesto Abreu, on behalf of the Company’s Board of Officers, presented the towers sale project, which includes the subsequent leasing of up to 6,481 (six thousand, four hundred and eighty-one) telecommunication towers currently owned by TIM Celular S.A ("TCEL"), a wholly owned subsidiary of the Company. After analyzing and discussing the matter on the Agenda the Board Members, by unanimous decision of the present members and with the abstention of the legally restricted ones, registered their decisions, as follows:

(i) To approve the proposed sale of up to six thousand, four hundred and eighty-one (6,481) telecommunication towers, currently owned by TCEL, in accordance with the terms of Infrastructure Items Sale and Purchase Agreement negotiated and discussed by TCEL’s Officers and with best commercial bid received by the Company from American Tower do Brasil – Cessão de Infraestrutura  Ltda. ("ATC"), of approximately the amount of three billion Reais (R$ 3,000,000,000), as well as the Master Lease Agreement of these same assets for a period of  twenty (20) years, also according to the terms and conditions presented;

(ii) To Authorize the members of the Board of Officers of TCEL to execute with ATC the Infrastructure Items Sale and Purchase Agreement above referred related to up to five thousand two hundred and forty (5,240) telecommunication towers owned by TCEL;

(iii) To authorize TCEL to notify, in accordance with the terms of the Sharing Agreements executed with Claro S.A., Americel S.A. e Empresa Brasileira de Telecomunicações S.A. – Embratel, in relation to the irrevocable and irretrievable offer made by ATC to acquire one thousand two hundred and forty-one (1,241) telecommunication towers included in the total amount of towers, so that such companies can exercise, at their own discretion, their right of acquisition of such assets, within the term provided by Sharing Agreements, upon the elapsing of which term, TCEL can execute with ATC an additional Infrastructure Items Sale and Purchase Agreement, referred to in item (ii) above, encompassing the purchase of the total amount of the assets mentioned above; and

(iv)  At last, to authorize the members of TCEL’s Board of Officers to execute all other contracts and perform all other acts necessary or legally required for the full implementation of all these transactions, including but not limited to request and obtain the prior approval by the Brazilian Anti-Trust authority (Conselho Administrativo de Defesa da Concorrência - CADE).

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 21st, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 21, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.